UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934




                                AT&T Canada Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    00207QAG8
                                 (CUSIP Number)

                                  June 30, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]        Rule 13d-1(b)
[ X ]        Rule 13d-1(c)
[   ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00207QAG8

  1.           Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only). Friedman, Billings, Ramsey Group, Inc.
               54-1837743

  2.           Check the Appropriate Box if a Member of a Group
               (See Instructions)

               (a) [   ]

               (b) [ X ]


  3.           SEC Use Only


  4.           Citizenship or Place of Organization
               Virginia



Number of
Shares
Beneficially
Owned by
Each Reporting
Person With
                             5.                        Sole Voting Power
                                                       (1)

                             6.                        Shared Voting Power
                                                       (1)

                             7.                        Sole Dispositive Power
                                                       (1)
                             8.                        Shared Dispositive Power
                                                       (1)

  9.           Aggregate Amount Beneficially Owned by Each Reporting Person
               (1)

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


  11.          Percent of Class Represented by Amount in Row (9)
               (1)

  12.          Type of Reporting Person (See Instructions)
               HC

(1) This filing retracts the Schedule 13G filed on July 10, 2002, by Friedman, Billings, Ramsey Group, Inc., and Eric F. Billings and Emanuel J. Friedman as control persons thereof (collectively, "FBR"), which filing erroneously reported that FBR owned 52,000 shares of the issuer's Class A Common Stock, representing 16.82% of the class. In fact, FBR owns 52,000 shares of the issuer's Class B Common Stock, representing 0.05% of the class, which ownership position is not reportable under Section 13 of the Securities Exchange Act of 1934.

CUSIP No. 00207QAG8

    1.
                 Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only). Eric F. Billings

    2.           Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a) [   ]

                 (b) [ X ]


    3.           SEC Use Only


    4.           Citizenship or Place of Organization
                 United States

Number of Shares
Beneficially
Each Reporting
Person With
                                5.                 Sole Voting Power
                                                   (1)

                                6.                 Shared Voting Power
                                                   (1)

                                7.                 Sole Dispositive Power
                                                   (1)

                                8.                 Shared Dispositive Power
                                                   (1)

   9.           Aggregate Amount Beneficially Owned by Each Reporting Person
                (1)

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11.          Percent of Class Represented by Amount in Row (9)
                (1)

   12.          Type of Reporting Person (See Instructions)
                      IN

(1) This filing retracts the Schedule 13G filed on July 10, 2002, by Friedman, Billings, Ramsey Group, Inc., and Eric F. Billings and Emanuel J. Friedman as control persons thereof (collectively, "FBR"), which filing erroneously reported that FBR owned 52,000 shares of the issuer's Class A Common Stock, representing 16.82% of the class. In fact, FBR owns 52,000 shares of the issuer's Class B Common Stock, representing 0.05% of the class, which ownership position is not reportable under Section 13 of the Securities Exchange Act of 1934.

CUSIP No. 00207QAG8

   1.
                Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only). Emanuel J. Friedman

   2.           Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a) [   ]

                (b) [ X ]


   3.           SEC Use Only


   4.           Citizenship or Place of Organization
                United States


Number of
Shares
Beneficially
Owned by
Each Reporting
Person With
                             5.                        Sole Voting Power
                                                       (1)

                             6.                        Shared Voting Power
                                                       (1)

                             7.                        Sole Dispositive Power
                                                       (1)

                             8.                        Shared Dispositive Power
                                                       (1)

  9.           Aggregate Amount Beneficially Owned by Each Reporting Person
               (1)

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


  11.          Percent of Class Represented by Amount in Row (9)
               (1)

  12.          Type of Reporting Person (See Instructions)
               IN

(1) This filing retracts the Schedule 13G filed on July 10, 2002, by Friedman, Billings, Ramsey Group, Inc., and Eric F. Billings and Emanuel J. Friedman as control persons thereof (collectively, "FBR"), which filing erroneously reported that FBR owned 52,000 shares of the issuer's Class A Common Stock, representing 16.82% of the class. In fact, FBR owns 52,000 shares of the issuer's Class B Common Stock, representing 0.05% of the class, which ownership position is not reportable under Section 13 of the Securities Exchange Act of 1934.

Item 1.
          (a)     Name of Issuer
                  AT&T Canada Inc.
                  Address of Issuer's Principal Executive Offices
                  200 Wellington Street
          (b)     West Toronto
                  Ontario, Canada  M5V  3G2

Item 2.
          (a)     Name of Person Filing:  Friedman, Billings, Ramsey Group, Inc.

                  Address of Principal Business Office or, if none, Residence
          (b)     1001 19th Street North
                  Arlington, VA  22209
          (c)     Citizenship:  Virginia

          (d)     Title of Class of Securities:  Common Stock

          (e)     CUSIP Number:  358433100



Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
   (a)     [   ]      Broker or dealer registered under section 15 of the
                      Act (15 U.S.C. 78o).
   (b)     [   ]      Bank as defined in section 3(a)(6) of the Act (15
                      U.S.C. 78c).
   (c)     [   ]      Insurance company as defined in section 3(a)(19) of
                      the Act (15 U.S.C. 78c).
   (d)     [   ]      Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a-8).
   (e)     [   ]      An investment adviser in accordance with
                      Section 240.13d-1(b)(1)(ii)(E);
   (f)     [   ]      An employee benefit plan or endowment fund in
                      accordance with Section 240.13d-1(b)(1)(ii)(F);
   (g)     [ X ]      A parent holding company or control person in
                      accordance with Section 240.13d-1(b)(1)(ii)(G);
   (h)     [   ]      A savings associations as defined in Section 3(b) of
                      the Federal Deposit Insurance Act (12 U.S.C. 1813);
   (i)     [   ]      A church plan that is excluded from the definition
                      of an investment company under section 3(c)(14) of
                      the Investment Company Act of 1940 (15 U.S.C. 80a-3);
   (j)     [   ]      Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.          Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)                 Amount beneficially owned: (1)

      (b)                 Percent of class:  (1)

      (c)                 Number of shares as to which the person has:

             (i)     Sole power to vote or to direct the vote
                     (1)

             (ii)    Shared power to vote or to direct the vote
                     (1)

             (iii)   Sole power to dispose or to direct the disposition of
                     (1)

             (iv)    Shared power to dispose or to direct the disposition of
                     (1)

(1) This filing retracts the Schedule 13G filed on July 10, 2002, by Friedman, Billings, Ramsey Group, Inc., and Eric F. Billings and Emanuel J. Friedman as control persons thereof (collectively, "FBR"), which filing erroneously reported that FBR owned 52,000 shares of the issuer's Class A Common Stock, representing 16.82% of the class. In fact, FBR owns 52,000 shares of the issuer's Class B Common Stock, representing 0.05% of the class, which ownership position is not reportable under Section 13 of the Securities Exchange Act of 1934.

Item 5.          Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


Item 8.          Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.          Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.         Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

Date:  July 11, 2002           By: /s/ EMANUEL J. FRIEDMAN
                                   ------------------------------
                                   Name:  Emanuel J. Friedman
                                   Title: Chairman

Date:  July 11, 2002              /s/ ERIC F. BILLINGS
                                  -------------------------------
                                  Name:  Eric F. Billings


Date:  July 11, 2002             /s/ EMANUEL J. Friedman
                                 --------------------------------
                                 Name:  Emanuel J. Friedman